Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the common stock of FreightCar America, Inc., which is the only class of capital stock of FreightCar that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, does not purport to be complete and is qualified in its entirety by reference to our certificate of ownership and merger (as amended, our “charter”) and our third amended and restated bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” and “FreightCar” in this section refer solely to FreightCar America, Inc. and not to our subsidiaries.

Under our charter, our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 2,500,000 shares of preferred stock, $0.01 par value per share.  As of March 15, 2021, there were 15,588,272 shares of FreightCar common stock outstanding. All outstanding shares of FreightCar common stock are duly authorized, validly issued, fully paid and non-assessable. We have no shares of preferred stock issued or outstanding.

Our common stock is listed on the Nasdaq Global Market under the symbol “RAIL.”

Voting Rights.  The holders of our common stock vote together with any holders of voting preferred stock as a class on all matters submitted to a vote of stockholders, with each share having one vote, except for those matters exclusively affecting the preferred stock. Holders of our common stock have voting rights in the election of directors.

Dividend Rights.  Holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors.

Liquidation Rights.  In the event of liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

Other.  Holders of common stock have no preemptive rights or other rights to subscribe for additional common stock and no rights of redemption, conversion or exchange.

Provisions of the Charter and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of FreightCar. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Classified Board. Our charter provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our charter provides that the number of directors will be fixed in the manner provided in the bylaws. Our organizational documents provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than five nor more than 15 directors.

No Cumulative Voting.  Delaware law provides that stockholders are not entitled to the right to cumulative voting in the election of directors unless our charter provides otherwise. Our charter does not expressly provide for cumulative voting.

Special Meetings of Stockholders.  The board of directors or the chairman of the board of directors may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call any such special meeting.

No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.

Authorized but Unissued Capital Stock.  Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Market, which would apply so long as our common stock is listed on the Nasdaq Global Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of FreightCar’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving FreightCar and the interested stockholder and the sale of more than 10% of FreightCar’s assets. In general, an interested stockholder is an entity or person beneficially owning 15% or more of FreightCar’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Elimination of Liability in Certain Circumstances

Our charter eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the DGCL.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The charter and bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.